August 9, 2019

Carol B. Yancey
Chief Financial Officer
Genuine Parts Company
2999 Wildwood Parkway
Atlanta, Georgia 30339

       Re: Genuine Parts Company
           Form 10-K for the Year Ended December 31, 2018
           Filed February 25, 2019
           File No. 001-05690

Dear Ms. Yancey:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure